

Mail Stop 6010

March 20, 2008

Mr. Allan J. Korn
Chief Executive Officer
Sparta Surgical Corporation
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

> **RE:** **Sparta Surgical Corporation**
> **Form 10-KSB for the fiscal year ended February 28, 2007**
> **File No. 1-11047**

Dear Mr. Korn:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief